Notification of managers`transactions according to article 19 MAR

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Charlotte Lohmann
2	Reason for the notification
a)	Position/status	Member of the managing body
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MorphoSys AG
b)	LEI	529900493806K77LRE72
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument. type of instrument Identification code	Shares of MorphoSys AG, ISIN DE0006632003
b)	Nature of the transaction	Allocation of 157 shares as part of her remuneration as member of the Managing Board (Performance Share Plan 2019) (issuer's own shares)
c)	Price(s) and volume(s)	Price Volume Not numerable Not numerable
d)	Aggregated information Aggregated volume Price	Not numerable Not numerable
e)	Date of the transaction	2023-05-04; UTC+2
f)	Place of the transaction	Outside a trading venue